UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                         Commission File Number 0-26272

                           NOTIFICATION OF LATE FILING

(CHECK ONE):     [X]  Form 10-K  [ ]  Form 20-F   [ ] Form 11-K   [ ]Form 10-Q
                 [ ]  Form 10-D  [ ]  Form N-SAR  [ ] Form N-CSR

                 For Period Ended:   December 31, 2005
                                  ----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION


Natural Health Trends Corp.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


2050 Diplomat Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Dallas, Texas 75234
--------------------------------------------------------------------------------
City, State and Zip Code


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

See Annex A attached hereto.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chris Sharng, Chief Financial Officer           (972)            241 4080
---------------------------------------      -----------     -------------------
(Name)                                       (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.


                           Natural Health Trends Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 3/31/06                         By: /s/ CHRIS SHARNG
                                          --------------------------------------
                                          Name:  Chris Sharng
                                          Title: EVP and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION
--------------------------------------------------------------------------------

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                                         Annex A
                                                                         -------

Late Filing
-----------

         Natural Health Trends Corp. (the "Company") has yet to finalize its financial statements for the year ended December 31, 2005. Accordingly, the Company cannot file its Annual Report on Form 10-K within 90 days following its year end without unreasonable effort or expense.

Significant Change in Results of Operations
-------------------------------------------

         It is anticipated that there will be a significant change in the Company's results of operations for the year ended December 31, 2005 compared to its results of operations for the year ended December 31, 2004.

         It is expected that net sales were approximately $194.5 million for the twelve months ended December 31, 2005 compared to $133.2 million for the twelve months ended December 31, 2004, an increase of approximately $61.3 million or
46.0 percent. The revenue increase for the twelve months of 2005 over a year ago was primarily due to growth in the Hong Kong-based business and the opening of the Japanese office.

         The Company's increase in net sales was offset primarily by the costs of opening new markets in Mexico and Japan, increased personnel costs in Hong Kong, increased marketing in Eastern Europe by our then subsidiary, KGC Networks, Pte Ltd. ("KGC"), and higher professional fees and personnel costs in North America. As a result, the Company expects that it would have reported only nominal income from operations.

         The Company recorded net income of approximately $1.3 million for the year 2004. However, the Company anticipates reporting additional expenses in 2005 which will result in a net loss for the year. These expenses include a charge for collection uncertainty on its receivable from KGC, significant foreign exchange loss, and significant income tax expense as a result of the repatriation of foreign earnings into the United States, the taxable gain on the KGC sale in December 2005, and an increase in the current year on its deferred tax valuation allowance.